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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2026

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

Publicly Held Company

CNPJ/MF: 07.689.002/0001-89

NIRE: 35.300.325.761

MATERIAL FACT

Embraer S.A. (the “Company”) hereby informs its shareholders and the investors in general that Mr. Antonio Carlos Garcia has resigned from his position as Executive Vice President, Financial & Investor Relations, effective on April 6, 2026, for personal reasons, in order to pursue new professional opportunities.

The Company expresses its sincere appreciation to Mr. Antonio Carlos Garcia for his dedication and significant contributions throughout his tenure at Embraer since January 2020. During this period, he played a key role in strengthening financial discipline, enhancing the Company’s relationship with the capital markets, and supporting solid results aligned with Embraer’s long-term strategy.

In order to ensure an orderly transition and business continuity, the Company’s Board of Directors has, as of this date, appointed Mr. Francisco Gomes Neto to serve on an interim basis as Executive Vice President, Financial & Investor Relations. Mr. Francisco Gomes Neto will accumulate this role with his current position as President and Chief Executive Officer until the Board of Directors appoints a new Executive Vice President, Financial & Investor Relations.

The Company emphasizes that this change does not affect its strategy, operations or financial commitments, and reaffirms its confidence in the continuity of its solid performance, the strength of its financial position, and the execution of its business plan.

The Company wishes Mr. Antonio Carlos Garcia continued success in his future endeavors.

Antonio Carlos Garcia
Executive Vice President, Financial & Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 6, 2026

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations